Exhibit 23(c)

Independent Auditors’ Consent

The Board of Directors

First Virginia Banks, Inc. and subsidiaries:

We consent to the use of our report dated January 15, 2003, except for Note 2 which is as of January 20, 2003, with respect to the consolidated balance sheets of First Virginia Banks, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2002, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus included in Amendment No. 1 to Form S-4 of BB&T Corporation.

/s/KPMG LLP

Richmond, Virginia

May 1, 2003